UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2004

Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

Suite 1503, 110 Yong Street
Toronto, Ontario, Canada M5C 1T4
(Address of principal executive offices)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Former Name or Former Address, if Changed Since Last Report)

1. Material Change Report, 8/26/2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX.... **Form 40-F.**.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MATERIAL CHANGE REPORT

FORM 51-102F3

1. **Name and Address of Company**

   State the full name or your company and the address of its principal office in Canada.

   Alamos Gold Inc. ("Alamos Gold")
   Suite 1503, 110 Yonge Street
   Toronto, ON   M5C 1T4

2. **Date of Material Changes**

   State the date of the material change. August 26, 2004

3. **News Release**

   The news release dated August 26, 2004 was filed with the TSX and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Alamos Gold reported that its shareholders have completed an exercise of warrants for net cash consideration of approximately CDN $7.3M

5. **Full Description of Material Change**

   Reference Alamos Gold's press release dated August 26, 2004 herein.

6. **Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8.   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932
Fax: 416-368-2934

9.   Date of Report

DATED at Vancouver, B.C., this 26th day of August, 2004.

ALAMOS GOLD INC.

/s/ Sharon L. Fleming

Sharon L. Fleming
Corporate Secretary



Alamos Gold Inc.

Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX)

Alamos Gold Announces Exercise of Warrants

Toronto, Ontario – August 26, 2004 Alamos Gold Inc. (Alamos) announces that its shareholders have completed an exercise of warrants for net cash consideration of approximately CDN $7.3M.

The exercised warrants at a price of CDN$1.75 per share were granted in conjunction with the private placement in August 2003. The recent exercise of warrants increased the number of Alamos shares outstanding to 66,538,437.

Gross proceeds from the exercise of the warrants will be used to continue the construction of the mine for the Estrella Pit, the first phase of the development of the Mulatos Property, to fund further exploration work in the Salamandra District and for general working capital purposes.

Alamos Gold is constructing an open pit, heap leach gold mine at its fully permitted, 100% owned Mulatos deposit in Sonora, Mexico. The Mulatos deposit contains over 3.0 million ounces of gold in the measured and indicated category at a cutoff of 0.6 grams per tonne. Phase I mining will focus on the Estrella pit, which contains over 1.4 million ounces of recoverable gold.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey	**Victoria Vargas de Szarzynski**
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

August 27, 2004   By: /s/ Sharon L. Fleming
Date   Sharon L. Fleming
                                    Corporate Secretary